EXHIBIT 12
ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Five Years Ended December 31, 2005

	Years Ended December 31
millions except ratio amounts	2005	2004	2003	2002	2001
Gross Income (Loss)	$4,096	$2,829	$2,227	$1,410	$(298)
Rentals	15	12	10	14	14

Earnings (Loss)	4,111	2,841	2,237	1,424	(284)

Gross Interest Expense	270	438	374	358	301
Rentals	15	12	10	14	14

Fixed Charges	$285	$450	$384	$372	$315

Preferred Stock Dividends	8	8	8	9	11

Combined Fixed Charges and Preferred Stock Dividends	$293	$458	$392	$381	$326

Ratio of Earnings to Fixed Charges	14.42	6.31	5.83	3.83	n/m

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	14.03	6.20	5.71	3.74	n/m

n/m — not meaningful
As a result of the Company’s net loss in 2001, Anadarko’s earnings did not cover fixed charges by $599 million and did not cover combined fixed charges and preferred stock dividends by $610 million.
These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.